EXHIBIT 99.2



NEWS RELEASE

For further information:

Dick Gray      (908) 221-5057 (office)
               (908) 232-3706 (home)

Bob Ratliffe   (206) 828-8685 (office)
               (206) 979-4254 (cellular)


AT&T selects Morgan Stanley as appraiser on LIN Broadcasting


FOR RELEASE: WEDNESDAY, JANUARY 4, 1995


     NEW YORK - AT&T and its subsidiary, McCaw Cellular
Communications, Inc., announced today that Morgan Stanley & Co.
Incorporated will serve as McCaw's appraiser under the private market value guarantee between McCaw and LIN Broadcasting Corp.

     The agreement, reached in 1990 when McCaw acquired a controlling interest in LIN, gives McCaw the right to purchase the remaining 48 percent of LIN at an appraised private market value, subject to the approval of the LIN public shareholders.

     Under the valuation agreement, private market value is defined as the price per share, including control premium, that an unrelated third party would pay if it were to acquire all the outstanding shares of LIN, including the shares held by McCaw, in an arm's-length transaction and assuming that LIN was being sold in a manner designed to attract all possible participants and to maximize shareholder value. Using this definition, Morgan Stanley and the appraiser appointed by the LIN independent directors, and possibly a third appraiser, will determine the private market value of LIN.

     As previously stated, AT&T and McCaw have not decided whether to acquire the public shares of LIN. AT&T said that if it believes the private market value price set under the process is reasonable, it would plan to proceed with the acquisition. If AT&T believes the price is not reasonable, it would not proceed with the acquisition.

     If AT&T and McCaw decide not to proceed with an acquisition, the valuation agreement calls for McCaw to offer all of LIN for sale under the direction of the independent directors. Any such sale would also be subject to the approval of the LIN public shareholders.

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